



Our Ref: CSA/PAC1/24

07021930

9th March 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(b) Press announcement published on 9th March 2007 in The Standard; and

(b) Highlights announcement published on 9th March 2007 in Financial Times.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)
Judy Kang (BONY NY)
Irene Fung (BONY HK)

DF/RK/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2007.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445



SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

2006 Final Results

Chairman's Statement

Swire Pacific reported an attributable profit in 2006 of HK$22,566 million compared to HK$18,757 million in 2005. Underlying attributable profit, which adjusts for net property revaluation gains, was HK$8,716 million, 0.3% down on the corresponding figure of HK$8,742 million in 2005. The decrease in underlying profit is attributable to a net reduction in non-recurring profits, in particular the disposal of the group's Hong Kong port interests in 2005. Core property and aviation earnings grew strongly in the year.

2006 was characterised by a restructuring of the group's aviation interests and by reinvestment in core businesses with capital expenditure and new investments of HK$11.9 billion and year end commitments of HK$9.4 billion. A further RMB4.8 billion has been committed to new investment property projects in Mainland China in early 2007.

Dividends
The Directors have recommended a final dividend of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share, which together with interim dividends paid in October 2006, amounts to a full year dividend of HK¢283.0 per 'A' share and HK¢56.6 per 'B' share. Subject to the approval of the 2006 final dividends by the shareholders at the annual general meeting on 10th May 2007, it is expected that those dividends will be paid on 4th June 2007 to shareholders registered on the record date, 10th May 2007. The share registers will be closed from 7th May 2007 to 10th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 4th May 2007.

Scope of Activities
In March Swire Properties acquired a further 50% interest in Festival Walk in Hong Kong from CITIC Pacific for HK$6.1 billion at which point it became a wholly owned subsidiary. In December Swire Properties sold its 10% interest in CITIC Square, Shanghai, to CITIC Pacific for a total consideration of HK$280 million, realising a gain of HK$155 million.

In December Swire Properties purchased a 50% interest in a project in Dazhongli in the Jingan District of Shanghai, from HKR International Limited ("HKRI") for a total consideration of HK$1,329 million. Swire Properties and HKRI are strategic partners in this large scale development which will consist of a major retail centre, offices, hotels, serviced apartments and residential units, to be jointly developed and held primarily for long term investment.

In February 2007, Swire Properties agreed to acquire an 80% interest in a retail development now under construction in the Sanlitun district of Beijing for RMB4.8 billion. The price includes the purchase of a 100% interest in a boutique hotel adjacent to the retail site.

Continued strong demand for office and retail property in Hong Kong saw occupancy levels and rentals improve across the investment portfolio. Attributable profit for the Property Division grew by 34%.

On 28th September Dragonair became a wholly owned subsidiary of Cathay Pacific following a shareholding realignment involving Cathay Pacific, Air China, CNAC, CITIC and Swire Pacific. As part of the realignment, Cathay Pacific increased its shareholding in Air China to 17.3%, Air China purchased 17.5% of Cathay Pacific and Swire Pacific's interest in Cathay Pacific reduced to 40%. This transaction strengthens Cathay Pacific's Hong Kong hub and provides a significant increase in access to Mainland China for the company.

Robust demand from both passenger and cargo services together with additional frequencies and capacity from an expanded fleet resulted in increased profits at Cathay Pacific.

Facilities expansion in both Hong Kong and Mainland China to address continued strong demand for airframe and engine maintenance produced good earnings growth from the HAECO Group.

The Beverages Division recorded strong volume growth in China although margins were attenuated through rising raw material costs. The Division reported strong sales and earnings growth in the USA.

In October Swire Beverages acquired an additional 49% interest in the Fujian Coca-Cola franchise which is now a subsidiary interest of the group.

Continued increases in charter rates, vessel utilisation and fleet size resulted in another year of record profit for Swire Pacific Offshore. The company commenced operations off Sakhalin, Russia, with two new ice-class vessels on 15 year charters. Nine new vessels were purchased in 2006 at a cost of HK$1.3 billion.

Following the disposal in 2005 of the Company's interest in Modern Terminals, it agreed to sell its minority interest in Shekou Container Terminals realising a profit of HK$1.0 billion. This will be recognised in the 2007 results.

Earnings from the Trading & Industrial Division fell by 15% in 2006. Weakness in consumer demand in Taiwan reduced sales in the company's automotive trading business and sharply increased aluminium prices reduced margins at the company's canning plants in China.

Finance
New debt facilities, including ten year US$ bonds, seven year HK$ bonds and syndicated and bilateral bank loans, totalling HK$11.2 billion were raised during the year to finance new investment and to repay maturing debt of HK$4.3 billion. As a result, net debt and gearing rose by HK$6.5 billion and 5% points to HK$11.9 billion and 10.4% respectively.

Corporate Governance
Swire Pacific's governance principles and the processes adopted to safeguard the interests of shareholders are set out in the annual report.

Corporate Social Responsibility
Swire Pacific has a duty to adopt best practice in its relations with all stakeholders of the company. This includes the communities in which we are involved, the people we employ and the need to protect the natural environment in which we operate. Highlights of the group's corporate social responsibility developments and activities in 2006 are set out in the annual report.

Prospects
Growing consumer demand and increased capital formation are expected to continue to underpin economic performance in Hong Kong and Mainland China. Swire Pacific enters 2007 with investment commitments of HK$14.2 billion.

Construction at the Taikoo Hui mixed-use development in Guangzhou will commence in March 2007 with completion now expected in early 2010. The development comprises 1.4 million square feet of retail space, two office towers, two hotels and a cultural centre. The Sanlitun retail centre in Beijing is scheduled for completion in the third quarter 2007. Site clearance and resettlement continues on schedule for the Dazhongli mixed-use development in Shanghai.

In Hong Kong it is expected that the construction of One Island East will be completed in the first half of 2008. This 70-storey Grade A office building will add 1.5 million square feet to Swire Properties' office property portfolio. The company is also developing a 350 room hotel adjacent to the site.

On completion of current developments Swire Properties will have a high-grade investment property portfolio of over 22 million square feet in Hong Kong and Mainland China.

Cathay Pacific will continue to capture revenue and cost synergies from its acquisition of Dragonair. The cross shareholding with Air China is expected to lead to profitable cooperation between both airlines in a number of areas. In general, strong passenger and cargo demand in Cathay Pacific's key markets, and increased capacity towards the end of the year, should lead to profitable growth for the business. As ever the company is exposed to fuel price volatility and increased regional competition.

HAECO's forward order book is firm and increased hangar capacity at its main facilities in Hong Kong and Xiamen should lead to profitable growth for the company.

Swire Beverages anticipates further strong sales growth in China although margins across its network will be challenged by rising raw material prices.

Swire Pacific Offshore has a strong forward order book and is expected to continue to benefit from strong demand from the offshore oil and gas sector. The company has commissioned the building of a further eight vessels for delivery in the next eighteen months.

The Trading & Industrial Division anticipates continued strong sales and profit growth for its China businesses, particularly Swire Resources and ICI Swire Paints. This will be offset somewhat by continued negative sentiment in the Taiwan automotive market.

We remain confident in the underlying strength of our businesses and of the economies in which they operate. The group has made significant investments in property and aviation recently and will continue to seek new investment opportunities where its competencies can deliver value to shareholders.

The 2006 results reflect well on staff across the group and I thank them for their hard work and commitment throughout the year.

Christopher Pratt
Chairman

Hong Kong, 8th March 2007

	2006 HK$M	2005 HK$M	Change %
Turnover	19,111	18,937	+0.9
Operating profit	23,513	19,842	+18.5
Profit attributable to the Company's shareholders	22,566	18,757	+20.3
Cash generated from operations	5,748	5,158	+11.4
Net cash (outflow) / inflow before financing	(3,164)	6,693	-147.3
Total equity (including minority interests)	115,091	100,772	+14.2
Net borrowings	11,930	5,448	+119.0
	HK$	HK$	
Earnings per share*			
'A' shares	14.74	12.25	+20.3
'B' shares	2.95	2.45	
	HK$	HK$	
Dividends per share*			
'A' shares	2.830	2.060	+37.4
'B' shares	0.566	0.412	
	HK$	HK$	
Equity attributable to the Company's shareholders per share*			
'A' shares	74.78	61.95	+20.7
'B' shares	14.96	12.39	

Underlying Profits**	2006 HK$M	2005 HK$M	Change %
Underlying profit attributable to the Company's shareholders	8,716	8,742	-0.3
	HK$	HK$	
Underlying earnings per share *			
'A' shares	5.69	5.71	-0.3
'B' shares	1.14	1.14	
	HK$	HK$	
Underlying equity attributable to the Company's shareholders per share *			
'A' shares	83.97	68.77	+22.1
'B' shares	16.79	13.75	

Note:
* All calculations per share have been calculated using the weighted average number of shares in issue during each year. There has been no change in the number of issued shares during 2006 and 2005.
** Underlying profit adjusts for net property revaluation movements.

Consolidated Profit and Loss Account

for the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
Turnover	2	19,111	18,937
Cost of sales		(10,685)	(10,755)
Gross profit		8,426	8,182
Other income		1,698	3,264
Distribution costs		(2,318)	(2,250)
Administrative expenses		(1,133)	(1,019)
Other operating expenses		(205)	(222)
Change in fair value of investment properties		17,045	11,887
Operating profit	3	23,513	19,842
Finance charges		(617)	(645)
Finance income		113	63
Net finance charges	4	(504)	(582)
Share of profits less losses of jointly controlled companies		694	756
Share of profits less losses of associated companies		2,646	2,306
Profit before taxation		26,349	22,322
Taxation	5	3,582	2,688
Profit for the year		22,767	19,634
Attributable to:			
The Company's shareholders		22,566	18,757
Minority interests		201	877
		22,767	19,634
Dividends			
Interim – paid		965	919
Final – proposed		3,368	2,235
	6	4,333	3,154
		HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	7		
'A' shares		14.74	12.25
'B' shares		2.95	2.45

Consolidated Balance Sheet

at 31st December 2006

	Note	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		8,869	6,975
Investment properties		104,368	86,606
Leasehold land and land use rights		1,084	822
Intangible assets		834	44
Jointly controlled companies		5,195	3,869
Associated companies		20,922	19,281
Available-for-sale investments		168	470
Long-term receivables		10	12
Derivative financial instruments		26	31
Deferred expenditure		46	38
Deferred tax assets		159	192
Retirement benefit assets		187	201
		141,868	118,561
Current assets			
Properties for sale	8	1,218	529
Stocks and work in progress		1,394	1,334
Trade and other receivables	9	2,545	2,325
Derivative financial instruments		5	18
Short-term deposits and bank balances		1,774	1,891
		6,936	6,097
Current liabilities			
Trade and other payables	10	5,166	4,549
Provisions		45	35
Taxation		177	454
Derivative financial instruments		10	70
Bank overdrafts and short-term loans – unsecured		803	889
Long-term loans and bonds due within one year		684	500
		6,885	6,497
Net current assets/(liabilities)		51	(400)
Total assets less current liabilities		141,919	118,161
Non-current liabilities			
Perpetual capital securities		2,330	4,633
Long-term loans and bonds		9,940	1,426
Derivative financial instruments		89	26
Deferred tax liabilities		14,268	11,127
Deferred income		36	32
Retirement benefit liabilities		165	145
		26,828	17,389
NET ASSETS		115,091	100,772
EQUITY			
Share capital		919	919
Reserves		113,562	93,924
Equity attributable to the Company's shareholders		114,481	94,843
Minority interests		610	5,929
TOTAL EQUITY		115,091	100,772

Notes:

1. Segment Information

(a) Primary reporting format – business segments by division:

Year ended 31st December 2006	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses (Jointly controlled companies) HK$M	Share of profits less losses (Associated companies) HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to shareholders HK$M
	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Property								
Property investment	4,872	3,450	(750)	33	13	2,746	2,476	2,408
Property trading	554	190	25	(76)		139	68	67
Sales of investment properties	180					-	30	30
Hotels	27	2		9	115	126	126	126
Sale of available-for-sale investments		155				155	155	155
Valuation gains on investment properties		16,990		56	117	17,163	14,067	14,065
Write-back of provision for trading properties				132		132	132	132
	5,633	20,787	(725)	154	245	20,461	17,054	16,983
Aviation								
Airline services								
Cathay Pacific Group					1,681	1,681	1,681	1,681
Hong Kong Dragon Airlines					19	19	19	19
Aircraft engineering					379	379	379	379
Cargo handling					288	288	288	192
Profit on share realignment		1,334				1,334	1,334	1,334
	-	1,334	-	-	2,367	3,701	3,701	3,605
Beverages								
Hong Kong	1,536	156	(2)			154	139	126
Taiwan	988	56	(3)	1		54	41	34
USA	3,025	308	(7)			301	239	239
Mainland China	201	(75)		199		124	123	109
Central costs		(28)				(28)	(28)	(28)
	5,750	417	(12)	200	-	605	514	480
Marine Services								
Ship repair, land engineering and harbour towage				51		51	51	51
Container handling				82		82	82	82
Ship owning and operating	1,997	740	(35)	35		740	701	701
	1,997	740	(35)	168	-	873	834	834
Trading & Industrial								
Car distribution	3,845	183	(2)			181	135	135
Shoe and apparel distribution	1,303	88	(1)		34	121	100	100
Waste services				82		82	82	82
Beverage can supply				26		26	26	26
Paint supply				64		64	64	64
Other activities	475	5	2			7	7	7
Valuation gains on investment properties		27				27	22	22
	5,623	303	(1)	172	34	508	444	444
Head Office								
Income/expenses	152	(96)	269			173	174	174
Sale of investment properties	197					-	23	21
Valuation gains on investment properties		28				28	23	23
	349	(68)	269	-	-	201	220	220
Inter-segment elimination	(241)					-	-	-
Total	19,111	23,513	(504)	694	2,646	26,349	22,767	22,566

1. Segment Information (continued)

(a) Primary reporting format – business segments by division (continued):

Analysis of Turnover

	2006 External HK$M	2006 Inter-segment HK$M	2006 Total HK$M	2005 External HK$M	2005 Inter-segment HK$M	2005 Total HK$M
Property						
Property investment	4,834	38	4,872	4,349	33	4,382
Property trading	554	-	554	1,339	-	1,339
Sales of investment properties	180	-	180	509	-	509
Hotels	27	-	27	-	-	-
Beverages	5,750	-	5,750	5,187	-	5,187
Marine Services	1,997	-	1,997	1,492	-	1,492
Trading & Industrial	5,554	69	5,623	4,836	41	4,877
Head Office	215	134	349	25	128	153
Inter-segment elimination	-	(241)	(241)	-	(202)	(202)
Segment revenue to external customers	19,111	-	19,111	18,937	-	18,937

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Year ended 31st December 2005	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses (Jointly controlled companies) HK$M	Share of profits less losses (Associated companies) HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to shareholders HK$M
	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Property								
Property investment	4,382	3,064	(518)	29	13	2,588	2,322	1,989
Property trading	1,339	514		(46)		468	319	262
Interest on land premium			(158)			(158)	(130)	(130)
Sales of investment properties	509	93				93	154	154
Hotels				9	95	104	104	104
Valuation gains on investment properties from								
– change in fair value		11,881		55	19	11,955	9,953	9,604
– transfer to finance cost		158				158	139	139
– write-back of provision for land premium		692				692	571	571
	6,230	16,402	(676)	87	127	15,940	13,423	12,684
Aviation								
Airline services								
Cathay Pacific Group					1,418	1,418	1,418	1,418
Hong Kong Dragon Airlines					43	43	43	43
Aircraft engineering					279	279	279	279
Cargo handling					283	283	283	188
	-	-	-	-	2,023	2,023	2,023	1,928
Beverages								
Hong Kong	1,358	152				152	135	121
Taiwan	1,046	92	(3)	1		90	63	52
USA	2,783	262	(12)			250	283	203
Mainland China		(68)		213		145	145	127
Central costs		(30)				(30)	(29)	(29)
	5,187	408	(15)	214	-	607	517	474
Marine Services								
Ship repair, land engineering and harbour towage				30		30	30	30
Container handling				112	156	268	268	268
Ship owning and operating	1,492	413	(24)	86		475	467	467
Sale of an associated company		2,270				2,270	2,270	2,270
	1,492	2,683	(24)	228	156	3,043	3,035	3,035
Trading & Industrial								
Car distribution	4,156	245				245	182	182
Shoe and apparel distribution	1,574	137	(3)	2		136	106	106
Waste services				83		83	83	83
Beverage can supply				67		67	67	67
Paint supply				75		75	75	75
Other activities	347			1		1	1	1
Valuation gains on investment properties		6				6	6	6
	6,077	388	(3)	227	-	613	520	520
Head Office	153	(39)	135	-	-	96	116	116
Inter-segment elimination	(202)						-	
Total	18,937	19,842	(582)	756	2,306	22,322	19,634	18,757

Analysis of total assets and total liabilities of the group

	Property 2006 HK$M	Property 2005 HK$M	Aviation 2006 HK$M	Aviation 2005 HK$M	Beverages 2006 HK$M	Beverages 2005 HK$M	Marine Services 2006 HK$M	Marine Services 2005 HK$M	Trading & Industrial 2006 HK$M	Trading & Industrial 2005 HK$M	Head Office 2006 HK$M	Head Office 2005 HK$M	Group 2006 HK$M	Group 2005 HK$M
Segment assets	108,679	88,780	-	-	3,753	3,123	4,425	4,578	1,781	1,812	469	644	128,701	99,336
Deferred tax assets (note 1)	60	119	-	-	39	56	-	-	34	17	16	-	159	192
Jointly controlled companies	3,040	1,665	39	39	982	1,136	533	461	602	568	-	-	5,195	3,869
Associated companies	985	862	19,902	18,392	-	-	38	27	85	-	-	-	20,922	19,281
Bank deposits & securities (note 1)	582	1,072	-	-	401	46	161	275	107	345	576	338	1,827	2,076
Total assets	113,265	92,506	19,941	18,431	5,197	4,380	6,740	5,737	2,600	2,642	1,061	952	148,804	124,658
Segment liabilities	2,320	2,166	-	-	1,358	1,135	317	381	746	806	562	369	5,511	4,857
Current and deferred tax liabilities (note 1)	14,180	11,576	-	-	237	259	36	16	32	51	37	79	14,445	11,581
Borrowings (note 1)	16,891	9,525	-	-	795	407	1,938	1,982	12	6	(5,879)	(4,473)	13,757	7,448
Total liabilities	33,323	22,867	-	-	2,390	1,801	2,491	2,379	790	863	(5,280)	(4,026)	33,713	23,886
Minority interests	292	5,606	32	34	306	289	-	-	-	-	-	-	610	5,929
Equity attributable to the Company's shareholders	79,650	63,953	19,909	18,397	2,521	2,380	4,249	3,358	1,870	1,779	6,341	4,976	114,481	94,843
Borrowings comprise:														
External borrowings	14	6	-	-	258	188	-	11	54	41	13,431	7,202	13,757	7,448
Inter-segment borrowings (note 2)	16,877	9,519	-	-	537	219	1,938	1,971	(42)	(35)	(19,310)	(11,674)	-	-
Total	16,891	9,525	-	-	795	407	1,938	1,982	12	6	(5,879)	(4,472)	13,757	7,448

Notes:

(1) Current and deferred taxation, bank deposits & securities and borrowings are allocated on an actual basis.

(2) Exclude equity loans from head office.

1. **Segment Information (continued)**

(a) Primary reporting format – business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure*		Depreciation		Amortisation	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Property	2,804	626	34	29	15	14
Beverages	280	175	258	257	19	19
Marine Services	1,322	1,044	237	194	1	–
Trading & Industrial	39	45	32	32	1	–
Head Office	2	–	1	3	–	–
	4,447	1,890	562	515	36	33

* Capital expenditure comprises additions to property, plant and equipment, investment properties, leasehold land and land use rights and intangible assets.

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Hong Kong	8,102	7,766	22,019	18,373
Asia (excluding Hong Kong)	5,437	5,758	235	366
North America	3,548	3,921	517	690
United Kingdom	27	–	2	–
Ship owning and operating	1,997	1,492	740	413
	19,111	18,937	23,513	19,842

	Segment assets		Capital expenditure	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Hong Kong	108,898	89,448	2,724	638
Asia (excluding Hong Kong)	3,398	2,800	277	119
North America	2,046	2,098	123	89
United Kingdom	334	–	1	–
Ship owning and operating	6,025	4,970	1,322	1,044
	120,701	99,316	4,447	1,890

2. **Turnover**

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	2006 HK$M	2005 HK$M
Gross rental income from investment properties	4,779	4,292
Charter hire income	1,997	1,492
Sales of development properties	554	1,339
Sales of investment properties	377	509
Rendering of services	109	91
Sales of goods	11,295	11,214
	19,111	18,937

3. **Operating profit**

	2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	7,711	8,056
Carrying value of investment properties sold	379	416
Depreciation of property, plant and equipment	562	515
Amortisation of deferred expenditure	23	21
Amortisation of leasehold land and land use rights	1	2
Amortisation of intangible assets	12	10
And after crediting:		
Profit on shareholding realignment of associated companies	1,334	–
Profit on sale of shares in jointly controlled and associated companies	5	2,270
Profit on sale of property, plant and equipment	78	4
Profit on available-for-sale investments	201	–

4. **Net finance charges**

	2006		2005	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		121		72
Other loans and bonds:				
Wholly repayable within five years	82		47	
Not wholly repayable within five years	589		447	
		671		494
Land premium		–		158
Other borrowing costs		22		19
Fair value losses on financial instruments:				
Interest rate swap: cash flow hedges, transfer from equity	(8)		–	
Interest rate swap: fair value hedges	12		5	
Interest rate swap: not qualifying as hedges	–		(42)	
		4		(37)
Deferred into properties under development for sale		(1)		(16)
Capitalised on:				
Investment properties	(87)		(1)	
Properties	(46)		(17)	
Vessels	(61)		(27)	
Jointly controlled companies	(6)		–	
		(200)		(45)
		617		645
Interest income on:				
Short-term deposits and bank balances	(32)		(16)	
Other loans	(81)		(47)	
		(113)		(63)
		504		582

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 3.86% and 6.89% per annum (2005: 0.58% and 6.08% per annum).

5. **Taxation**

	2006 HK$M	2005 HK$M
The taxation charge comprises:		
The Company and its subsidiary companies		
Hong Kong profits tax	195	199
Overseas taxation	197	402
Over-provision in respect of previous years	(6)	(18)
Deferred taxation	3,196	2,105
	3,582	2,688

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

6. **Dividends**

	2006 HK$M	2005 HK$M
Interim dividend paid on 4th October 2006 of HK¢63.0 per 'A' share and HK¢12.6 per 'B' share (2005: HK¢60.0 and HK¢12.0)	965	919
Final proposed dividend of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share (2005: HK¢146.0 and HK¢29.2)	3,368	2,235
	4,333	3,154

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2007.

7. **Earnings per share**

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$22,566 million (2005: HK$18,757 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year and 2005.

8. **Properties for sale**

At 31st December 2006, none of the properties for sale was pledged as security for the group's long-term loans (2005: Nil).

9. **Trade and other receivables**

	Group	
	2006 HK$M	2005 HK$M
Trade debtors	1,637	1,200
Amounts due from fellow subsidiaries	14	–
Amounts due from jointly controlled companies	13	11
Amounts due from associated companies	9	48
Other receivables	872	1,066
	2,545	2,325

The amounts due from fellow subsidiaries, jointly controlled and associated companies are unsecured and interest free. The balances are on normal trade credit terms.

The fair values of trade and other receivables are not materially different from their book values.

At 31st December 2006, the aged analysis of trade debtors was as follows:

	Group	
	2006 HK$M	2005 HK$M
Under three months	1,564	1,158
Between three and six months	48	34
Over six months	25	8
	1,637	1,200

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, internationally dispersed.

10. **Trading and other payables**

	Group	
	2006 HK$M	2005 HK$M
Trade creditors	965	826
Amounts due to intermediate holding company	91	79
Amounts due to jointly controlled companies	12	5
Amounts due to associated companies	57	41
Interest-bearing advances from jointly controlled companies	339	253
Interest-bearing advances from associated companies	151	150
Advances from minority interests	116	116
Rental deposits from tenants	1,437	1,334
Other payables	1,998	1,745
	5,166	4,549

The amounts due to/advances from intermediate holding, jointly controlled and associated companies, and minority interests are unsecured and have no fixed terms of repayment. Apart from certain amounts due to jointly controlled and associated companies which are interest-bearing as specified above, the balances are interest free.

At 31st December 2006, the aged analysis of trade creditors was as follows:

	Group	
	2006 HK$M	2005 HK$M
Under three months	861	808
Between three and six months	85	1
Over six months	19	17
	965	826

11. **Share capital**

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2006 and 2005	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2006 and 2005	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares.

Sources of Finance
At 31st December 2006, committed loan facilities and debt securities net of other borrowing costs amounted to HK$18,573 million, of which HK$4,838 million (26%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,495 million. Sources of funds at the end of 2006 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	2,330	2,330	-
Fixed/Floating Rate Notes	7,931	7,931	-
Bank and other loans	8,312	3,474	4,838
Total committed facilities	18,573	13,735	4,838
Uncommitted facilities	3,940	445	3,495

Interest Cover and Gearing
At 31st December 2006, 71% of the group's gross borrowings were on a fixed rate basis and 29% were on a floating rate basis.

Contingencies
At 31st December 2006, the group has given guarantees on behalf of jointly controlled and associated companies and third parties in respect of bank loans and other liabilities of up to HK1,311 million (2005: HK$1,378 million).

Staff
The group, including its jointly controlled and associated companies, employs some 70,000 staff.

Post Balance Sheet Event
In February 2007 the following two significant non-adjusting post balance sheet events have occurred:
(i) The disposal of the group's interest in Shekou Container Terminals Limited was completed. A gain on disposal of HK$1.0 billion will be recognised in the year ended 31st December 2007 accounts.
(ii) The group announced an agreement to acquire an 80% interest in a property development in Sanlitun, Beijing, for a total consideration of RMB4,800 million. The price includes the purchase of a 100% interest in a boutique hotel adjacent to the retail site.

Corporate Governance
The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the annual report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the annual report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

The annual results have been reviewed by the audit committee of the Company.

Annual Report
The 2006 annual report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 12th April 2007.

List of Directors
As at the date of this announcement, the Directors of the Company are:
Executive Directors: C D Pratt, P N L Chen, M Cubbon, D Ho, K G Kerr, J R Slosar
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen, Sir Adrian Swire
Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze, M M T Yang

Website: www.swirepacific.com


SWIRE PACIFIC

"A year of strong recurrent earnings"

Christopher Pratt
Chairman, Swire Pacific Limited
Hong Kong, 8th March 2007

2006 Final Results Highlights

	2006 US$	2005 US$	Change %
Profit attributable to the Company's shareholders	**2,893M**	2,405M	**+20.3**
Investment property portfolio	**13,381M**	11,103M	**+20.5**
Equity per share	**9.59**	7.94	**+20.7**
Earnings per share	**1.89**	1.57	**+20.3**
Dividends per share	**0.36**	0.26	**+37.4**
Underlying profit attributable to the Company's shareholders	**1,117M**	1,121M	**−0.3**
Underlying equity per share	**10.76**	8.82	**+22.1**
Underlying earnings per share	**0.73**	0.73	**−0.3**

Notes:

1) Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2) Underlying profit adjusts for net property revaluation movements.
3) All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.80.
4) Dividends are declared in Hong Kong dollars.

Website: www.swirepacific.com

END